UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

150 York Street, Suite 1102, Toronto, Ontario M5H 3S5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: March 31, 2010	By:	/s/ Charles Main
Charles Main
Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Technical Report on the Pedro Valencia Mine of Minera Florida Limitada (Central Chile)